EXHIBIT 99.3
Dear Investor,
I am pleased to report that the Company has recorded revenue of Rs. 1058.71 crore and an EPS of Rs. 5.95 in Q1, as per Indian GAAP consolidated financials. Revenue grew by 8.97% sequently and 35.7% YoY As per US GAAP, revenue for Q1 was US$246.04 million, a sequential growth of 9.4% and YoY growth of 40.6%. EPADS at $ 0.27 grew by 15.3% YoY.
It is heartening to note that the strategies adopted by us are leading to higher levels of engagement with customers, aiding our growth momentum. In addition to attractive growth rates, our initiatives have also resulted in high value and a diversified business portfolio.
Q1 witnessed the addition of 31 customers, including four Fortune Global 500 and Fortune US 500 corporations. We added 1341 Associates this quarter in Satyam and 245 in Nipuna.
Our leadership position in the Consulting and Enterprise business solutions continues to anchor our growth. This business grew by 14% sequentially. We have set up, ‘Futurus’, a first-of-its-kind state-of-the-art business solutions laboratory, not only to strengthen our Enterprise Business Solutions Practice but also to help create business solutions, working with our customers. This is in line with our endeavor to participate in business transformation initiatives that, we believe, will shape future IT solutions.
Our customers are increasingly positive of our ability to deliver higher business value and become their strategic business partner. This was evidenced in the active support of the CXOs and senior business leaders of over 200 customers, who participated in our third and most successful Customer Summit.
Our continued focus on Europe as potential growth market is validated by the 11% sequential growth rate. Europe, in fact, contributed to one-third of the customer additions this quarter.
We continue to make progress on the inorganic growth front to support our competency-led growth strategy. We are happy to report significant traction as a result of Citisoft’s acquisition in the investment management space. We have now entered into a definitive agreement to acquire Singapore-based Knowledge Dynamics, a leading Data Warehousing and Business Intelligence solutions provider, with significant presence in the ASEAN region. This acquisition should accelerate our aspiration of being a prime beneficiary of the high growth potential in this service offering.
In light of the better than guided performance in Q1, we are revising our revenue guidance (as per consolidated Indian GAAP financials) upwards for fiscal 2006. We expect revenue to be between Rs. 4,536 and Rs. 4,569 crore, implying an annual growth rate of 29% — 30%. Consequently, EPS for fiscal 2006 is expected to be between Rs. 27.22 and Rs. 27.44, implying a growth rate of 21.5% — 22.5%.
I am pleased to inform you that Dr. M. Rammohan Rao, Dean of the Indian School of Business, will join Satyam’s Board as Additional Director. I am confident that his rich experience will assist us in our endeavor to seek higher goals.
During the quarter, we successfully concluded the secondary ADR offering, which was well-received by the investment community. This is a further reflection of increasing investor confidence in Satyam’s business model.
B. Ramalinga Raju

Financial Highlights — Indian GAAP Consolidated	2
Indian GAAP Consolidated Balance Sheet	3
Financial Highlights — Indian GAAP Standalone	4
Indian GAAP Standalone Balance Sheet	5
Financial Highlights — US GAAP	6
Subsidiaries, Joint Ventures and Associate Company	7
Business Outlook	7
Business Highlights	8
Nipuna Services Limited	8
Satyam’s Acquisition of KDP	9
Futurus Launched	9
Operational Parameters for Q1, fiscal 2006	10

• Q1 Revenue up 9% sequentially	• FY ‘06 Guidance revised upwards

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Consolidated
Consolidated Profit and Loss Account Summary for the quarter ended
In Rs. Crore, except per share data

			Growth over		Growth over
			June 2004		March 2005
	June		Quarter	March	Quarter
	2005	2004	(%)	2005	(%)

Income
Services
— Exports	1,016.82	745.78	36.34	937.57	8.45
— Domestic	41.88	34.08	22.91	33.94	23.40
Total Services Income	1,058.71	779.86	35.76	971.51	8.97

Expenditure
Personnel Expenses	639.07	439.74	45.33	564.01	13.31
Cost of Software and Hardware sold	0.20	0.23	(11.78)	0.27	(24.62)
Operating and Administration Expenses	178.72	145.80	22.58	168.96	5.78
	817.99	585.77	39.64	733.24	11.56

Operating Profit (EBITDA)	240.71	194.08	24.03	238.27	1.03
EBITDA Margin	22.74%	24.89%		24.53%

Financial Expenses	0.47	0.23	103.25	0.24	95.21
Depreciation	31.31	27.05	15.73	30.00	4.37
Miscellaneous Expenditure Written Off	0.05	2.23	(97.95)	(0.15)	(129.50)

Operating Profit After Interest, Depreciation and Miscellaneous Expenses	208.89	164.57	26.93	208.18	0.34
Other Income	23.42	30.87	(24.15)	29.78	(21.37)
Profit Before Tax	232.31	195.45	18.86	237.96	(2.38)
Provision for Taxation	39.19	30.07	9.04	28.25	20.10
Profit After Taxation and before share of loss in Associate Company	193.11	165.38	16.76	209.71	(7.92)
Share of loss in other Associate Company	(3.07)	(1.64)		(3.55)
Minority interest	0.16
Profit After Taxation and share of loss in Associate Company	190.20	163.75	16.15	206.16	(7.74)

Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	5.95	5.17	15.09	6.46	(7.89)
Diluted	5.81	5.09	14.15	6.32	(8.07)
Q1: Performance Against Guidance

Parameters	Guidance	Actuals
Income from Software Services	Rs.1,021 — Rs.1,026 crore	Rs. 1,058.71 crore

EPS	Rs.5.82 — Rs.5.85	Rs.5.95*
“Margins for the quarter have declined because of increments given to our Associates. We expect margins to improve going forward.”
* “EPS of Rs.5.95 is inclusive of Rs.4.82 crore loss on foreign currency fluctuation, Rs.3.6 crore fringe benefit tax and share of loss of Associate Company of Rs.3.1 crore, which were not considered for guidance.” —
V. Srinivas, CFO

Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at
In Rs. crore

	June 30		March 31
	2005	2004	2005
Sources of Funds
Shareholders’ Funds
(a) Share Capital	155.15	154.37	154.86
(b) Share application money pending allotment	2.93	0.22	0.45
(b) Reserves and Surplus	3,368.35	2,720.50	3,142.81

	3,526.43	2,875.09	3,298.12
Minority Interest	4.55

Loan Funds
Secured Loans	33.48	9.73	18.92

	3,564.46	2,884.82	3,317.04

Application of Funds
Fixed Assets
(a) Gross Block	1,114.76	896.96	1,014.22
(b) Less: Depreciation	737.63	626.34	705.65

(c) Net Block	377.13	270.62	308.57
(d) Capital Work in Progress	73.75	42.11	69.29

	450.88	312.73	377.86

Investments	73.25	113.14	76.31

Deferred Tax Asset (net)	9.01	6.34	10.71

Current Assets, Loans and Advances

(a) Inventories	0.18	0.33	0.19
(b) Sundry Debtors	901.02	671.00	780.47
(c) Cash and Bank Balances	2,454.66	1,998.36	2,370.13
(d) Loans and Advances	104.21	82.89	114.75
(e) Other Current Assets	45.93	110.25	24.47

	3,506.00	2,862.84	3,290.01

Less: Current Liabilities and Provisions
(a) Current Liabilities	272.61	238.16	248.29
(b) Provisions	202.06	172.06	189.56

	474.68	410.22	437.84

Net Current Assets	3,031.32	2,452.61	2,852.16

	3,564.46	2,884.82	3,317.04

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended
In Rs. Crore except per share data

			Growth over		Growth over
			June 2004		March 2005
	June		Quarter	March	Quarter
	2005	2004	(%)	2005	(%)

Income
Services
— Exports	1,001.73	748.82	33.77	927.24	8.03
— Domestic	32.70	22.68	44.22	26.13	25.18
Total Services Income	1,034.43	771.50	34.08	953.37	8.50

Expenditure
Personnel Expenses	623.73	434.34	43.60	555.37	12.31
Operating and Administration Expenses	161.23	138.33	16.55	154.69	4.23
	784.96	572.67	37.07	710.06	10.55

Operating Profit (EBITDA)	249.47	198.83	25.47	243.31	2.54
EBITDA Margin	24.12%	25.77%		25.52%

Financial Expenses	0.19	0.20	(5.00)	0.20	(5.00)
Depreciation	28.15	25.96	8.44	26.93	4.53

Operating Profit After Interest and Depreciation	221.13	172.67	28.07	216.18	2.29
Other Income	23.38	30.77	(24.02)	25.28	(7.52)
Profit Before Tax	244.51	203.44	20.19	241.46	1.27
Provision for Taxation	38.47	29.96	28.40	28.25	36.18
Profit After Taxation (PAT)	206.04	173.48	18.77	213.21	(3.36)

Earnings Per Share — (Rs. per equity share of Rs.2 each)
Basic	6.44	5.48	17.52	6.68	(3.59)
Diluted	6.30	5.40	16.67	6.53	(3.52)

Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at
In Rs. crore

	June 30		March 31
	2005	2004	2005
Sources of Funds
Shareholders’ Funds
(a) Share Capital	64.14	63.36	63.85
(b) Share application money pending allotment	2.93	0.22	0.45
(b) Reserves and Surplus	3,395.39	2,702.91	3,153.17

	3,462.46	2,766.49	3,217.47

Loan Funds
Secured Loans	10.57	8.89	9.87
	3,473.03	2,775.38	3,227.34

Application of Funds
Fixed Assets
(a) Gross Block	982.60	851.18	937.70
(b) Less: Depreciation	712.82	614.30	685.41

(c) Net Block	269.78	236.88	252.29
(d) Capital Work in Progress	69.48	27.41	64.68

	339.26	264.29	316.97

Investments	141.98	74.75	78.48

Deferred Tax Asset/(Liability)	9.01	6.34	10.71

Current Assets, Loans and Advances
(a) Sundry Debtors	871.58	668.63	765.17
(b) Cash and Bank Balances	2,438.26	1,981.03	2,363.31
(c) Loans and Advances	122.18	93.13	119.89
(d) Other Current Assets	45.87	110.24	24.46

	3,477.89	2,853.03	3,272.83

Less: Current Liabilities and Provisions
(a) Current Liabilities	293.26	251.08	262.87
(b) Provisions	201.84	171.96	188.77

	495.10	423.04	451.64

Net Current Assets	2,982.79	2,429.99	2,821.19

	3,473.03	2,775.38	3,227.35

Satyam Computer Services Limited

Financial Highlights — US GAAP
Unaudited Consolidated Statements of Operations Summary for the quarter ended
In US$ Thousands, except per share data and as stated otherwise

					Growth over			Growth over
					June 2004			March 2004
	June				Quarter	March		Quarter
	2005		2004		(%)	2005		%
Revenues	US$	246,043	US$	174,994	40.60	US$	225,002	9.35
Gross Profit		86,909		68,673	26.55		76,350	13.83
Operating income		46,088		37,044	24.41		45,960	0.28
Income/(loss) before income taxes, minority interest and equity in earnings/(losses) of associated companies		51,165		43,178	18.50		52,509	(2.56)
Income Taxes		(8,418)		(6,618)	27.20		(6,264)	34.39
Income before equity in earnings/(losses) of associated companies		42,783		36,560	17.02		46,245	(7.49)
Equity in earnings/(losses) of associated companies, net of taxes		(496)		(126)	293.65		(475)	4.42
Net Income	US$	42,287	US$	36,434	16.06		45,770	(7.61)

Earnings Per Share:
Basic	US$	0.13	US$	0.12	8.33	US$	0.14	(7.14)
Diluted	US$	0.13	US$	0.11	18.18	US$	0.14	(7.14)
Reconciliation between net profit as per Indian GAAP Standalone and US GAAP for:
In US$ Thousands

	Quarter ended June				Quarter ended
	2005		2004		March 2005
Profit as per the Indian GAAP Financial Statements	US$	47,339	US$	38,675	US$	48,905

Add/(Deduct):
1 Profit/Loss of Subsidiaries and Associated Companies		(4,070)		(1,572)		(2,530)
2 Deferred Stock Compensation Charge		(117)		(235)		(425)
3 Amortisation of Citisoft deferred consideration & EBT consideration		(580)				—
4 Others, net		(285)		(434)		(180)
Net Income, as per USGAAP Financial Statements	US$	42,287	US$	36,434	US$	45,770

Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associate Company
Subsidiaries
Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs.14.49 crore (US$ 3.3 million) and a net loss of Rs.10.92 (US$ 2.50 million) for the quarter ended June 30, 2005.
Satyam Technologies Inc. (STI), recorded net revenue of US$ 0.31 million and a net profit of US$ 0.02 million for the quarter ended June 30, 2005.
Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded net revenue of US$ 0.89 million and a net loss of US$ 0.29 million for the quarter ended June 30, 2005.
Effective May 12, 2005 Citisoft Plc., UK has become a subsidiary of the Company consequent to acquisition of 75% of its share capital.
Citisoft Plc., recorded net revenue of US$ 2.05 million and a net loss of US$ 0.14 million for the period from May 12, 2005 to June 30, 2005.
Joint Ventures
CA Satyam ASP Pvt. Ltd., a Joint Venture between Satyam and Computer Associates, recorded revenue of Rs.0.42 crore (US$ 0.09 million) and a net loss of Rs. 0.07 crore (US$ 0.02 million) for the quarter ended June 30, 2005.
Satyam Venture Engineering Services., a Joint Venture between Satyam and Venture Corporation, US, earned a revenue of Rs. 7.3 crore (US$ 1.67 million) and a net profit of Rs. 0.4 crore (US$ 0.09 million) for the quarter ended June 30, 2005.
Associate Company
Sify Ltd.’s (Sify) revenue for Q1 was US$ 23.47 million. Sify recorded a net loss of US$ 2.26 million, while cash profit (in adjusted EBIDTA terms) was US$ 0.34 million. Sify ended the quarter with a cash balance of US$ 30 million.
(For detailed results on Sify, visit www.sifycorp.com)
Business Outlook*
* Outlook is based on exchange rate of Rs.43.50/US$
Indian GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associated companies)
The Company’s outlook under Indian GAAP Consolidated for the quarter ending September 30, 2005 is as follows:
Income from services is expected to be between Rs.1,111 crore and Rs.1,164 crore, implying a growth rate of 5.0% to 5.5% over Q1 2006 income of Rs.1,058.71 crore. EPS for the quarter is expected to be between Rs.6.40 and Rs.6.44 against Rs.5.95 for Q1 2006.
The Company’s outlook under Indian GAAP Consolidated for the fiscal year ending March 31, 2006 is as follows:
For fiscal 2006, income from services is expected to be between Rs.4,536 crore and Rs.4,569 crore, implying a growth rate of 29% to 30% over fiscal 2005 income of Rs.3,521 crore. EPS for the fiscal is expected to be between Rs.27.22 and Rs.27.44, implying a growth rate of 21.5 % to 22.5% over fiscal 2005 EPS of Rs.22.40.
US GAAP (Consolidated, including the performance of subsidiaries, but excluding earnings or losses of associated companies)
The Company’s outlook for the quarter ending September 30, 2005 is as follows:
Consolidated revenue is expected to be between US$257.6 million to US$258.9 million and consolidated earning per ADS is expected to be US$0.29.
The Company’s outlook for the fiscal year ending March 31, 2006 is as follows:
For fiscal 2006, consolidated revenue is expected to be between US$1,051 million and US$1,059 million, implying a growth rate of 32.5% to 33.4% over fiscal 2005. Consolidated earnings per ADS for the fiscal is expected to be between US$1.23 and US$1.25, implying a growth rate of 27% to 28% over fiscal 2005.

Satyam Computer Services Limited

Business Highlights
Satyam won 31 new customers in Q1, including four Fortune Global and US 500 companies.
Some of the major customers won in Q1 include a Fortune Global 500 Fast Moving Consumer Goods (FMCG) company, a Fortune Global 500 apparel manufacturer, and a global publishing, financial information and media services company.
Satyam is helping a retail food giant to build an integrated system to manage and execute its complete life cycle of transportation processes, from carrier selection to financial settlement. The new system is squeezing out inefficiencies in the supply chain, arising from multiple manual intensive legacy systems and disparate transportation processes.
Satyam won a multi-million dollar, multi-location contract from a global leader in polymer manufacturing, to support its SAP system and users across the USA, Germany and Mexico.
Satyam developed a financial supply chain package for a leading European insurance company. The package is an improvement over the existing industry standard used by insurance majors for reporting accumulation risk controls of natural calamities.
A global auto major employed Satyam to improve its order management process, resulting in a reduction of its planning cycle from four months to six days. As a part of this solution, Satyam integrated the customer’s plants and sales operations, in four different countries, through a reliable and efficient middleware.
Satyam designed a scalable and modular application to build a “member funding engine” which is a part of a facility that provides healthcare savings account information to users. The application, developed for a global insurance major, is helping the customer in processing and settling thousands of claims.
Nipuna Services Limited
(BPO subsidiary)
During the quarter, Nipuna added one customer, from the US, in the manufacturing vertical. Nipuna is handling 52 processes in engineering, healthcare, insurance, artwork management, IT helpdesk, finance and accounts, customer contact, and data management areas.
One of the key processes handled by Nipuna is the parts relocation process and setting time standards for a world renowned heavy equipment manufacturer.
Nipuna delivers services to customers from two facilities, one in Hyderabad and one in Bangalore. Nipuna has infrastructure to accommodate approximately 2,200 employees. As of end June, Nipuna had 1,612 employees, an addition of 245 this quarter.
The revenue guidance for fiscal 2006 remains at US$18 million.

Satyam Computer Services Limited

Satyam’s Acquisition of KDP
Satyam has entered into a definitive agreement to acquire Singapore-based Knowledge Dynamics Pte. Ltd. (KDP), a leading Data Warehousing (DW) and Business Intelligence (BI) solutions provider, with significant presence in the ASEAN region. KDP was started in 1997 and is headquartered in Singapore with subsidiaries in Malaysia and India.
KDP is a niche high-end consulting company in the DW & BI space, with specific focus on the government, financial services and telecom verticals. It has a team of 75 professionals, with rich domain competencies and experience in tools from all leading BI vendors.
The acquisition would strengthen Satyam’s position as a provider of high-end consulting solutions in the DW & BI sector. KDP’s flagship framework, iDecisions, will be a strong differentiator and would enable Satyam to offer customized vertical-specific solutions within smaller time frames.
The acquisition is an all-cash deal, involving a consideration of US$ 3.19 million, of which US$ 1.74 million is initial payment, and the balance would be paid over two years. A sum of US$ 2.15 million would be made as earn out payments based on certain set revenue and profitability targets over the next three years.
Futurus Launched
Satyam announced the launch of Futurus, a state-of-the- art business lab, that further consolidates its leadership in the Consulting and Enterprise Business Solutions space. The lab is a first-of-its-kind in the industry, giving businesses a peek into their future business environment, and cuts risks significantly while making business and technology decisions. The lab simulates future business scenarios by combining Satyam’s diverse domain expertise with its rich capabilities in Consulting and Enterprise application deployment.
Futurus is a major stride by Satyam towards partnering with its customers in their business successes, by providing them with not only technology solutions, but also business consulting services. Futurus is also available online, enabling users to remotely log in to the lab and simulate scenarios.

SEI’s PCMM Version 2 Level 5
Certification
Satyam’s Pune Development Center has been assessed at Level 5 of the People Capability Maturity Model (PCMM), under the Software Engineering Institute — Carnegie Melon University’s certification process. This certification, from TÜV Rheinland (India) Pvt. Ltd., is awarded for the highest maturity level of people processes.
The main objective behind Satyam’s PCMM initiative is to improve the maturity of its people practices and establish a program for continuous development, thereby promoting and maintaining a culture of excellence and innovation.

Satyam Computer Services Limited

Operational parameters for Q1, Fiscal 2006
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Revenue Growth (%)

Particulars	Q1 2006	Q4 2005	Q1 2005	FY 2005
Increase/(Decrease) in revenue in US$ terms	8.90	8.82	7.00	39.71
Increase/(Decrease) in revenue due to change in:
- Volume (Hours billed)	8.70	8.70	7.05	39.62
- Billing rate	0.20	0.12	(0.05)	0.09
- US$ exchange rate	(0.40)	(1.85)	0.05	(3.41)
Increase/(Decrease) in revenue in Rupee terms	8.50	6.97	7.05	36.30
Break up of export revenue between offshore and onsite (%)

Location	Q1 2006	Q4 2005	Q1 2005	FY 2005
Offshore	43.15	43.45	42.05	42.46
Onsite	56.85	56.55	57.95	57.54
Total	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q1 2006	Q4 2005	Q1 2005	FY 2005
North America	67.77	67.78	68.93	68.80
Japan	1.47	2.42	2.04	1.76
Europe	17.20	16.90	15.23	16.56
Rest of World	13.56	12.90	13.80	12.88
Total	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q1 2006	Q4 2005	Q1 2005	FY 2005
Software Development and Maintenance	51.30	53.17	56.66	54.20
Consulting and Enterprise Business Solutions	37.37	35.69	32.68	34.86
Extended Engineering Solutions	7.17	7.13	6.48	6.81
Infrastructure Management Services	4.16	4.01	4.18	4.13
Total	100.00	100.00	100.00	100.00
Revenue by line of business (%)

Line of business	Q1 2006	Q4 2005	Q1 2005	FY 2005
Banking & Finance	18.25	18.59	15.90	18.04
Insurance	8.74	10.11	11.44	11.52
Manufacturing	28.76	29.20	30.53	28.85
TIMES (Telecom, Infrastructure, Media, Entertainment, Semiconductor)	19.36	18.26	16.86	17.56
Healthcare	6.01	5.84	5.70	6.10
Retail	2.88	2.78	2.78	2.80
Transportaion	3.48	3.09	2.89	2.69
Others	12.51	12.13	13.90	12.44
Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q1, fiscal 2006 (contd.)
Revenue by contract type (%)

Contract	Q1 2006	Q4 2005	Q1 2005	FY 2005
Time & Material	61.84	63.51	68.06	65.60
Fixed Bid	38.16	36.49	31.94	34.40
Total	100.00	100.00	100.00	100.00
Changes in billing rates (%)

		For the Quarter
Particulars	Sequential	Year on Year	FY 2005
Onsite	0.13	0.32	0.05
Offshore	0.22	0.39	0.00
Domestic	1.38	5.57	1.91
B. Associate Data
Location-wise break up of Associates

Particulars	Q1 2006	Q4 2005	Q1 2005
Onsite	4,933	4,546	3,502
Offshore	13,294	12,734	10,535
Domestic	796	579	597
Total Technical	19,023	17,859	14,634
Support	1,482	1,305	997
Total	20,505	19,164	15,631
Attrition

Particulars	Q1 2006	Q4 2005	Q1 2005
Attrition (TTM)	16.68	16.50	17.17
Utilization/Loading rates (in %)

Particulars	Q1 2006	Q4 2005	Q1 2005	FY 2005
Onsite	97.14	97.61	95.38	96.23
Offshore	76.80	75.93	77.11	75.92
Domestic	98.35	75.99	83.66	81.62
Offshore with trainees	74.21	73.66	69.81	70.53
C. Customer Information
Revenue contribution (in %)

Revenues from	Q1 2006	Q4 2005	Q1 2005	FY 2005
Top customer	9.87	9.49	10.66	10.96
Top 5 customers	27.21	27.70	29.54	29.65
Top 10 customers	39.42	41.46	42.62	42.93

Satyam Computer Services Limited

Operational parameters for Q1, fiscal 2006 (contd.)
Number of customers with annualized billing exceeding:

Revenues from	Q1 2006	Q4 2005	Q1 2005
US$1 million	134	130	96
US$5 million	38	35	32
US$10 million	21	21	16
Revenue from existing business and new business (%)

	Q1 2006	Q4 2005	Q1 2005
Existing business	91.93	91.52	93.23
New business	8.07	8.48	6.77
Total	100.00	100.00	100.00
Other Information

Particulars	Q1 2006	Q4 2005	Q1 2005
New customers added	31	28	25
Number of active customers	410	390	340
Receivable days	76	72	78

Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT Consulting Services Provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 20,000* highly-skilled professionals in Satyam work onsite, offsite, offshore and nearshore, to provide customized IT solutions for companies in several industry sectors. Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 410* global companies, of which 148* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 46 countries, across six continents.
*As of June 30, 2005
For more information visit us at: www.satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the fiscal year ended March 31, 2005 furnished to the United States Securities Exchange Commission on April 28, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-55854343 Fax: +91-40-27840058
Email: murti_t@satyam.com Website: www.satyam.com

Satyam Computer Services Limited